Exhibit 99.1

Subsea 7 S.A. to apply for the delisting of its
American Depositary Shares (ADS)
from NASDAQ and deregistration with the
Securities and Exchange Commission (SEC)

Luxembourg – February 15, 2011 – Subsea 7 S.A. (the “Company” or “Subsea 7”) (NASDAQ-GS: SUBC; Oslo Børs: SUBC) announced today its intention to apply for voluntary delisting from the NASDAQ Global Select Market (“NASDAQ”) and to deregister and terminate its reporting obligations under the Securities Exchange Act of 1934.

The Company has provided written notice to NASDAQ of its intention to delist and intends to make the necessary filings with the Securities and Exchange Commission (SEC) to effect the delisting. The delisting is expected to be effective on March 7, 2011. The Company also intends to deregister and terminate its reporting obligations under the Securities Exchange Act of 1934 as soon as it becomes eligible to do so.

Post completion of the Combination of Acergy S.A. and Subsea 7 Inc. trading volumes on NASDAQ are approximately 5% of worldwide trading volume. Trading over the past 12 months on NASDAQ accounted for approximately 10% of the worldwide trading volume of the Company’s common shares, while the remainder of the trading was conducted through the Company’s listing on the Oslo Børs. Considering the relatively limited trading volume on NASDAQ, the Company believes that the costs and expenses associated with maintaining a dual listing, including SEC reporting obligations, outweigh the benefits of continuing its US listing and registration.

Subsea 7 intends to maintain its American Depositary Receipt (ADR) facility with Deutsche Bank as a Level 1 ADR programme. This means the Company's American Depositary Shares (ADS) will be traded on the US over-the-counter market. Each Subsea 7 ADR represents one Subsea 7 ADS. As at January 31, 2011 there were 23,090,875 ADSs in issue. The Company's common shares will continue to trade on the Oslo Børs.

Subsea 7 will continue to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and as adopted by the European Union (‘EU’), and will continue to publish financial statements and announcements including Oslo Børs filings, statements and press releases as well as other information for investors in English, as well as on its website (www.subsea7.com).

As a result of the delisting of Subsea 7's ADS – the Company’s sole and primary listing will be on the Oslo Børs.  It is expected that the delisting of Subsea 7's ADSs and deregistration will have no other impact on the listing of Subsea 7's common shares on the Oslo Børs.

Subsea 7’s Chief Financial Officer Simon Crowe said: "This move will reduce costs and complexity without in any way detracting from our standards of governance and control. As less than 7% of our issued shares are held through the ADR programme, it no longer makes sense from a cost and administrative perspective to maintain our SEC registration and NASDAQ listing. Subsea 7 will continue to comply with the EU Disclosure and Transparency Rules and to maintain quarterly reporting. Subsea 7 remains committed to developing its contacts with American investors, who represent an important part of the Company’s shareholding structure.”

*********************************************************************************************************************************************************************************
Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

*********************************************************************************************************************************************************************************

Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

If you no longer wish to receive our press releases please contact: karen.menzel@subsea7.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the expected impact of and benefits from the delisting and deregistration, statements as to the timing and dates of effectiveness of notices and filings to be made in connection with the delisting and deregistration process, statements as to the intention to maintain the ADR programme and the expected impact thereof and statements as to the intention to continue providing information to investors.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the US Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.